OPERATIONS RESUME AT BUENAVENTURA’S

UCHUCCHACUA MINE

Lima, Peru, December 9, 2013 - Compañia de Minas Buenaventura S.A.A. (“the Company” or “Buenaventura”) (NYSE: BVN; Lima Stock Exchange: BUE.LM) announced today that beginning Saturday, December 7 the Uchucchacua’s workers’ and contractors’ unions voluntarily concluded the strike that began December 4. Operations were resumed immediately.

It is important to mention that this strike was declared illegal by the Peruvian Ministry of Labor.

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Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious metals Company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines, as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Breapampa*, Mallay*, Julcani*, Recuperada*, El Brocal, La Zanja and Coimolache).

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer, and 49% of Canteras del Hallazgo S.A, owner the Chucapaca project.

For a printed version of the Company’s 2012 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.